November 1, 2012

Quartz Mountain Resources Ltd.
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1

Attention:	Ronald Thiessen
President

Dear Sirs/Mesdames:

RE: Letter Agreement: Galaxie and ZNT Projects – Proposed Joint Venture

Following our recent discussions, we are pleased to present in this letter agreement (this “Letter Agreement”) the terms and conditions upon which Amarc Resources Ltd. or its nominated affiliate (“Amarc”) will agree to enter into an unincorporated joint venture (the “Joint Venture”) with Quartz Mountain Resources Ltd. (“Quartz”) with respect to the Galaxie Project (the “Galaxie Project”) and the ZNT Project (the “ZNT Project”), each located in the Province of British Columbia as more fully described in Schedule A hereto (the Galaxie Project and the ZNT Project, collectively, the “Projects”).

Form of Joint Venture

1.

Notwithstanding the form of the Joint Venture agreed to herein, the Joint Venture may take a different legal form if each of the parties determines in writing that such form is to be preferred from a commercial, legal or tax perspective, following consultation with its legal and financial advisers.

2.	The Joint Venture will be governed by a definitive agreement entered into between Amarc and Quartz (the “Parties”, each a “Party”) (the “Definitive Agreement”).

3.	The Definitive Agreement will include the terms and conditions contained in Schedule B (the “Definitive Agreement Terms”).

4.

For the purposes of this Letter Agreement, “Ownership Interest” means the undivided beneficial ownership interest of a Party in the Joint Venture expressed as a percentage of the aggregate of all ownership interests of the Parties in the Joint Venture, as such ownership interest may from time to time be adjusted in accordance with the provisions of this Letter Agreement or the Definitive Agreement. All rights and obligations which accrue to, and are incurred by, the Parties as against third parties in pursuing the objects of the Joint Venture, will accrue to and be incurred by them jointly pro rata to their respective Ownership Interests, and not jointly and severally.

Ownership Interests

5.

Amarc will acquire a 40% Ownership Interest (“Initial Ownership Interest”) on the completion of the payments and the funding of Exploration Expenditures described in Section 6 below. Amarc will not acquire any Ownership Interest if Amarc does not fulfill its expenditure requirements within the deadlines set out in Section 6 below.

6.	In order to earn the 40% Initial Ownership Interest, Amarc will:

	(a)	on or before the effective date of the Joint Venture under the Definitive Agreement (the “Effective Date”) make a cash payment to Quartz in the amount of $1,000,000; and

(b)

fund exploration expenditures (“Exploration Expenditures”) in the aggregate amount of at least $1,000,000 to be incurred by Quartz with respect to the Galaxie Project after the execution of this Letter Agreement and on or before December 31, 2012 (the “Investment Date”). For the purposes of this Letter Agreement, Exploration Expenditures means all direct or indirect costs and expenses incurred by Quartz in respect of prospecting and exploring the Galaxie Project including, without limitation, expenditures relating to drilling, permitting, claim acquisition and maintenance, cash payments and reimbursement for share payments under the agreements described in Section 15(c), geological and geophysical surveys and geological mapping. For greater certainty, Quartz will direct and incur all such Exploration Expenditures and 100% of the Canadian exploration expense (CEE) attributable to such Exploration Expenditures, will have been incurred by Quartz.

7.

In the event that Quartz does not incur at least $1,000,000 in Exploration Expenditures with respect to the Galaxie Project on or before the Investment Date, Amarc shall pay to Quartz the difference between $1,000,000 and the amount of Exploration Expenditures incurred by Quartz with respect to the Galaxie Project, to be held in trust by Quartz for the benefit of the Joint Venture, such that the sum of such payment and any Exploration Expenditures incurred by Quartz, is at least $1,000,000. All amounts held in trust by Quartz pursuant to this Section 7 shall be used by Quartz to incur Exploration Expenditures in relation to the Galaxie Project.

8.

In the event that Amarc funds the Exploration Expenditures as contemplated under Section 6(b) or makes the payment described in Section 7, in each case by the Investment Date, and makes the cash payment as contemplated in Section 6(a) by the Effective Date, Amarc will have earned its Initial Ownership Interest and such Initial Ownership Interest will not be subject to divestment. In the event that Amarc does not fund the Exploration Expenditures as contemplated under Section 6(b) or make the payment described in Section 7, in each case by the Investment Date, or does not make the cash payment as contemplated under Section 6(a) by the Effective Date, Amarc will not earn any interest in the Joint Venture and will have no further obligations or liabilities to Quartz or the Projects.

9.

Any Exploration Expenditures funded or amounts paid (including amounts paid into trust) in excess of the amounts specified in Sections 6 and 7, will be credited towards future obligations of Amarc to fund the Joint Venture.

Option

10.

Provided that Amarc has earned the Initial Ownership Interest, Amarc will have an option (the “Option”) until September 30, 2013, unless it notifies Quartz in writing on or before May 31, 2013 that it does not intend to exercise the Option (the “Option Date” being the earlier of September 30, 2013 and the date of receipt by Quartz of such notice), to earn an additional 10% Ownership Interest for a total Ownership Interest of 50%, in consideration for Amarc:

(a)	funding additional Exploration Expenditures to be incurred by Quartz in relation to the Projects in the aggregate amount of at least $1,000,000; or,

(b)

in the sole discretion of Amarc, paying to Quartz on or before September 30, 2013 an amount to be held in trust by Quartz for the benefit of the Joint Venture, such that the sum of the payment into trust and any Exploration Expenditures incurred, is at least C$ 1,000,000. All amounts held in trust by Quartz pursuant to this Section 10 shall be used by Quartz to incur Exploration Expenditures in relation to the Joint Venture.

11.

For greater certainty, any Exploration Expenditures incurred or amounts paid (including amounts paid into trust) in excess of the amounts specified in Section 10, will be credited towards future obligations of Amarc to incur Exploration Expenditures or otherwise to fund the Joint Venture.

Title

12.

On and after the Investment Date, Quartz will hold 100% of the legal title to the Projects in trust for the Parties according to each Party’s Ownership Interest. The Parties will take all required action and deliver anything reasonably required for the purposes of completing the transfer and contribution to the Joint Venture by Quartz of its interest in the Projects, and implementing the Joint Venture as contemplated hereunder and will continue to cooperate with such actions as may be reasonably necessary to give the Joint Venture full effect.

Joint Venture Documents

13.

The Parties shall use their reasonable commercial efforts to negotiate any definitive transaction documents (including but not limited to the Definitive Agreement) that may be required in order to implement the Joint Venture (collectively, the “Joint Venture Documents”), with the intention that such documents incorporate in detail the terms and conditions of the transactions contemplated hereunder, including the Definitive Agreement Terms, together with all other terms and conditions as the Parties or their legal advisors consider necessary or desirable. The Parties intend to complete negotiation of the terms of the Joint Venture Documents and to execute and deliver the Joint Venture Documents on or before the first business day in British Columbia, Canada that falls at least 30 days after the Signature Date (the “Deadline Date”).

14.

If the Parties do not negotiate and execute the Joint Venture Documents on or before the Deadline Date, then this Letter Agreement (including the Definitive Agreement Terms and any amendments to this Letter Agreement and the Definitive Agreement Terms as the Parties may agree in writing) will constitute the Joint Venture Documents with effect from the Deadline Date, and the Deadline Date will be deemed to be the Effective Date. The Parties shall promptly thereafter execute and deliver all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Section 14 to implement the Joint Venture.

Representations and Warranties

15.

Quartz hereby represents and warrants the following to Amarc as at the date of signature of this Letter Agreement by Quartz (the “Signature Date”), the Deadline Date and the Effective Date, which representations and warranties will also be included with the other customary representations and warranties to be set out in the Joint Venture Documents:

(a)

it has full power, authority and capacity to enter into this Letter Agreement and to carry out the Joint Venture, and the Joint Venture will not violate or result in a breach of or default under any applicable laws, its governing documents or any agreements to which it is a party and no third- party approvals are required for it to enter into and complete the Joint Venture;

(b)

no third party or regulatory approvals are required in order for it to enter into, and complete the transactions contemplated under, this Letter Agreement and any Joint Venture Documents except as may be contemplated in Section 22(b) hereof;

(c)

it is the registered and beneficial owner of 100% of the Projects, free and clear of all liens, charges, or encumbrances whatsoever, and there are no other existing rights or options to acquire any interest in the Projects held by any third party, other than obligations of Quartz under the following agreements:

		(i)	the Mineral Property Purchase Agreement made as of July 27, 2012 between Quartz, Crucible Resources Ltd., Michael Rowley and Douglas Dale Warkentin;

		(ii)	the Net Smelter Return Royalty Agreement dated August 1, 2012 between Quartz, Crucible Resources Ltd. and Michael Rowley;

		(iii)	the Net Smelter Return Royalty Agreement dated October 31, 2011 between Bearclaw Capital Corp. and Quartz; and

		(iv)	the Convertible Debenture issued on August 20, 2012 by Quartz to Bearclaw Capital Corp.;

(d)

no litigation or other proceeding or inquiry exists, or is pending or threatened against it, or which may affect the Projects, and which has not been expressly disclosed to Amarc before the Signature Date;

	(e)	Quartz is a valid and subsisting corporation in good standing under its jurisdiction of incorporation and holds all licenses and permits required to carry on its business;

	(f)	the mineral claims comprising the Projects are in good standing and have been properly staked, located and recorded in accordance with applicable laws and regulations;

(g)

all activities on or in relation to the Projects have been carried out in material compliance with all applicable environmental laws, regulations, and regulatory prohibitions or orders, and there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures; and

(h)	there is no adverse claim or challenge against or to the ownership of or title to any of the mineral claims comprising the Projects, nor to its knowledge is there any basis therefor.

16.

Amarc hereby represents and warrants the following to Quartz as at the Signature Date, the Deadline Date and the Effective Date, which representations and warranties will also be included with the other customary representations and warranties to be set out in the Joint Venture Documents:

(a)

Amarc has full power, authority and capacity to enter into this Letter Agreement and to carry out the Joint Venture, and the Joint Venture will not violate or result in a breach of or default under its constating documents or any agreement to which it is a party;

(b)

no third party or regulatory approvals are required in order for it to enter into, and complete the transactions contemplated under, this Letter Agreement and any Joint Venture Documents except as may be contemplated in Section 22(d) hereof; and

	(c)	Amarc is a valid and subsisting corporation in good standing under its jurisdiction of incorporation and holds all licenses and permits required to carry on its business.

Confidentiality

17.

It is recorded that Amarc and Quartz have entered into two confidentiality agreements dated September 12, 2012 (the “Confidentiality Agreements”) with regard to the Confidential Information (as such term is defined in the Confidentiality Agreements) provided or to be provided by Amarc to Quartz and vice versa.

18.

The parties agree that the fact of the discussions between the parties that led to the execution of this Letter Agreement, the existence and content of this Letter Agreement, and any ongoing discussions between the parties and their representatives during the course of negotiation and execution of the Transaction Documents, shall constitute Confidential Information under the Confidentiality Agreements and shall not be disclosed by the parties, except as specifically provided in the Confidentiality Agreements.

19.

Neither Quartz nor Amarc shall disseminate a press release or make other public disclosure regarding the existence or subject-matter of this Letter Agreement or the Joint Venture Documents without the prior written consent of the other of them, unless such disclosure is required by applicable law, regulation, regulatory authority rules or policies, or stock exchange rules, in which event the Party contemplating disclosure will, if permitted to do so, inform the other Party of, and obtain its consent to, the form and content of such disclosure, which consent will not be unreasonably withheld or delayed.

Binding Letter Agreement; Exclusivity

20.

In consideration of the mutual undertakings of the Parties pursuant to this Letter Agreement, and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each signatory hereto), upon execution by Quartz indicating its acceptance hereof, this Letter Agreement and each provision hereof will constitute a legally binding and enforceable agreement of Amarc and Quartz. Each such Party shall do or cause to be done all such acts and things as are reasonably necessary to implement the Joint Venture contemplated by this Letter Agreement.

21.

Except as provided in this Letter Agreement, neither of the Parties shall, directly or indirectly, continue or commence any discussions or negotiations with, or enter into any undertaking, agreement or commitment with, or accept or consider any proposal unsolicited or otherwise from, any person with respect to any transaction which would prevent the Parties from completing the transactions contemplated by this Letter Agreement.

Conditions Precedent

22.

The obligations of the Parties under this Letter Agreement and the Joint Venture Documents will be subject to the fulfilment, or the waiver by Amarc in the case of the items contemplated in Section 22(a) and the waiver by Quartz in the case of the items contemplated in Section 22(c), of the following conditions precedent (the “Conditions”) on or before the Effective Date:

	(a)	the representations and warranties of Quartz pursuant to Section 15 being true and correct; and

	(b)	the receipt by Quartz of such approvals from all relevant governmental and regulatory authorities and securities exchanges, that may be necessary or desirable for completion of the Joint Venture;

	(c)	the representations and warranties of Amarc pursuant to Section 16 being true and correct; and

	(d)	the receipt by Amarc of such approvals from all relevant governmental and regulatory authorities and securities exchanges, that may be necessary or desirable for completion of the Joint Venture.

23.

Each of the Parties undertakes to use good faith and to make reasonable efforts to fulfil the Conditions. For greater certainty, the Conditions in Sections 22(b) and (d) shall not be waived, except by written agreement of both Parties.

24.

In the event that any of the Conditions are neither fulfilled nor waived on or before the Effective Date, any Exploration Expenditures funded by Amarc prior to the Effective Date will constitute a demand loan from Amarc to Quartz bearing interest at the CIBC Prime Rate plus 5% from the date of the advance.

25.

The obligations of the Parties under this Letter Agreement will become binding on the Signature Date; provided that this Letter Agreement and any Joint Venture Documents may be terminated on written notice by Amarc to Quartz in the event that any of the Conditions has not been either fulfilled, or waived by the relevant Party on or before the Effective Date, upon which notice the obligations of the Parties under this Letter Agreement and the Joint Venture Documents will terminate and neither Party will have any further obligations hereunder.

General

26.	All currency amounts stated herein are amounts in Canadian dollars.

27.

For greater certainty, neither this Letter Agreement nor the Definitive Agreement will: (a) constitute any Party as the partner or joint venturer of any other Party; (b) except as expressly provided herein or in the Definitive Agreement, constitute any Party as the agent or legal representative of any other Party; or (c) create any fiduciary relationship between any Parties. Except as expressly provided herein, in the Confidentiality Agreements, or in the Definitive Agreement, each Party shall have the right independently to engage in and receive full benefits from business activities outside the Projects, without consultation and whether or not competitive with the operations of any other Party or the Joint Venture, and the doctrines of “corporate opportunity” or “business opportunity” will not apply to such activities.

28.

This Letter Agreement, together with the Confidentiality Agreements constitutes the entire agreement between the Parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein.

29.

This Letter Agreement is conclusively deemed to be made under, and for all purposes, to be governed by and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

30.

This Letter Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

31.

Delivery of an executed signature page to this Letter Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of the Letter Agreement by such Party.

If the foregoing is acceptable to you, please sign in the space provided below and return a copy of this Letter Agreement to us by 5:00 PM (PDT) on November 2, 2012, failing which this offer will lapse and be of no further force or effect.

Yours faithfully,

AMARC RESOURCES LTD.
Per:

________________________________________
Diane Nicolson
Executive Vice-President

The terms and conditions of the Joint Venture outlined herein are acceptable.
Accepted by:

QUARTZ MOUNTAIN RESOURCES LTD.
Per:

________________________________________
Lena Brommeland
Executive Vice-President

Date: ___________________________________

Place: __________________________________

Schedule A
THE PROJECTS

The Projects are comprised of the following mineral claims, each as more particularly described and delineated on the maps below:

Schedule B
JOINT VENTURE AGREEMENT TERMS

All capitalized terms used, but not defined herein, will have the meanings ascribed to them in the letter agreement (the “Letter Agreement”) dated November 1, 2012 between Amarc Resources Ltd. (“Amarc”) and Quartz Mountain Resources Ltd. (“Quartz”).

For the purposes of this Schedule B, the following terms will have the following meanings:

(a)	“Cover Payment” has the meaning given to such phrase in Section 38;

(b)	“Management Committee” has the meaning given to such phrase in Section 8;

(c)	“Manager” means the manager of the Joint Venture appointed under Section 14;

(d)	“NSR” has the meaning given to such term in Section 33;

(e)	“Reduced Party” has the meaning given to such phrase in Section 31;

(f)	“Remaining Party” has the meaning given to such phrase in Section 33; and

(g)	“Withdrawing Party” has the meaning given to such phrase in Section 33.

The Definitive Agreement Terms are as follows:

Purposes

1.	The Joint Venture is entered into for the following purposes:

	(a)	to conduct exploration on the Projects;

	(b)	to acquire additional properties;

	(c)	to complete a study into the development of the Projects;

	(d)	if economic, to engage in development and mining of the Projects;

	(e)	to engage in operations on the Projects;

	(f)	to engage in marketing and selling products derived from the Projects;

	(g)	to dispose of Projects or any portion thereof;

	(h)	to complete and satisfy all environmental compliance obligations affecting the Projects;

	(i)	to fulfil the obligations of Quartz under the following agreements:

(i)

the Mineral Property Purchase Agreement made as of July 27, 2012 between Quartz, Crucible Resources Ltd., Michael Rowley and Douglas Dale Warkentin (other than the issuance of Quartz shares thereunder);

(ii)	the Net Smelter Return Royalty Agreement dated August 1, 2012 between Quartz, Crucible Resources Ltd. and Michael Rowley;

(iii)	the Net Smelter Return Royalty Agreement dated October 31, 2011 between Bearclaw Capital Corp. and Quartz; and

(iv)	the Convertible Debenture issued on August 20, 2012 by Quartz to Bearclaw Capital Corp.; and

(j)	to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

Quartz Initial Contribution

2.	Quartz shall make its contribution to the Joint Venture consisting of the transfer of a 40% Ownership Interest in the Projects as contemplated in Section 5 of the Letter Agreement.

3.

Quartz shall pay any costs, including any taxes payable pursuant to applicable laws, and shall make any relevant filings required under applicable laws, in respect of the transfer to the Joint Venture of the rights and properties constituting the Projects as its contribution.

Amarc Initial Contribution and Option

4.	Amarc shall earn its Initial Ownership Interest and shall have the option to acquire up to a 50% Ownership Interest, as contemplated in the Letter Agreement.

Ownership Interests

5.	As contemplated in the Letter Agreement, on the Investment Date, the Parties will have the following initial Ownership Interests:

Amarc                             –                              40%

Quartz                             –                              60%

Pre-Emptive Rights

6.

A Party may dispose of its entire Ownership Interest (but not part thereof). If a Party elects to sell its Ownership Interest, other than to an affiliate or to a member of the Hunter Dickinson group of companies, the selling Party shall first offer its Ownership Interest to the other Party. The selling Party may not sell its Ownership Interest to a third party on terms more favourable to such third party than that offered to the other Party.

7.

Subject to Section 6, neither Party shall transfer, alienate, encumber or grant any right of use in any part of its Ownership Interest, except with the express written consent of the other Party or in connection with financing arrangements to fund its participation in the Joint Venture.

Organization and Composition of Management Committee

8.

A management committee (the “Management Committee”) will be established to determine overall policies, objectives, procedures, methods and actions for the exploration and development of the Projects. The Management Committee will consist of two (2) representatives appointed by Quartz and two (2) representatives appointed by Amarc. Each Party, at such time as it has appointed a representative to the Management Committee, may appoint one (1) or more alternates to act in the absence of a regular representative of the Management Committee. Appointments by a Party will be made or changed by notice to the other Party. Each of the Parties shall be entitled to designate one (1) of its representatives as the Chairman of the Management Committee for alternate twelve (12) month periods during the term of the Joint Venture, and Quartz shall designate one (1) of its representatives to serve as the Chairman of the Management Committee for the first twelve (12) month period starting on the Effective Date.

Decisions of Management Committee

9.

Each Party, acting through its appointed representative(s) in attendance at a Management Committee meeting, will have votes on the Management Committee in proportion to its Ownership Interest; provided that each Party will have an equal vote on the Management Committee notwithstanding their relative Ownership Interests, for the period from the Effective Date until the Option Date.

10.

Subject to Section 9, the vote of the Party with an Ownership Interest over fifty percent (50%) will determine the decisions of the Management Committee and, if no single Party has an Ownership Interest greater than fifty percent (50%), then a simple majority of the Management Committee will determine such decisions. In the event of a deadlocked vote, the matter will be resolved in accordance with the dispute resolution mechanics set out in Section 40 below. For greater certainty, the Chairman of the Management Committee shall not have a casting or determinative vote.

11.

Notwithstanding any other provision in this Agreement, the approval of any program and budget in an amount in excess of 120% of the previously approved program and budget (as adjusted to apply to the same length of time), will require a minimum of 75% of the votes in favour on the Management Committee.

12.

A majority vote by the Parties holding more than sixty percent (60%) of the total Ownership Interest, taking into consideration what is commercially viable and what is prudent, fair and reasonable to the interests of the Joint Venture, shall determine the following decisions of the Management Committee:

	(a)	the relinquishment, surrender or disposal of all or substantially all of the Projects or the land / claims comprising the Projects;

	(b)	the disposal of any part of the Projects where the value of such part exceeds one million dollars ($1,000,000);

(c)

a decision to initiate, defend or settle any litigation where the amount in dispute exceeds one million dollars ($1,000,000), save for litigation between the Joint Venture and any Parties or between any Parties themselves;

(d)	the permanent or indefinite cessation or suspension of exploration, development and or mining in respect of any Project;

(e)	a substantial and material variation in the scope or direction of work from that contemplated in an approved program and budget; and

(f)	a decision to expend on any work approved by a program and budget an amount greater than 20% of the budgeted figure for that work as set out in the program and budget.

Meetings

13.

The Management Committee may from time to time hold meetings at such time and place as mutually agreed to by the representatives of the Management Committee. The Manager (as defined below) shall give twenty (20) days’ notice to the representatives of meetings. Additionally, either Party may call a special meeting upon fifteen (15) days’ notice to the Manager and the other Party. In case of emergency, reasonable notice of a special meeting will suffice. At any such meeting, there will be a quorum if at least one (1) representative of the Management Committee representing each Party is present; provided, however, that if a Party, through its duly appointed representatives, fails to attend two (2) properly called meetings, then a quorum will exist at the second meeting if the other Party is represented by at least one (1) duly appointed representative, and a vote of such Party will be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity.

Appointment of Manager

14.	The Management Committee shall appoint a manager (the “Manager”) with overall management responsibility for operations of the Joint Venture.

15.	The Management Committee shall appoint Quartz as the Manager until it resigns or is deemed to have resigned as provided in Section 21.

Powers and Duties of Manager

16.	The powers and duties of the Manager will include:

	(a)	managing the day to day operations of the Joint Venture;

	(b)	preparing proposed programs and budgets for presentation and approval by the Management Committee;

	(c)	making monthly cash calls (or for such other period of time as the Manager determines) to the Parties to meet the funding requirements of the Joint Venture in accordance with approved budgets;

(d)	implementing the decisions of the Management Committee;

(e)	keeping and maintaining all required accounting and financial records; and

(f)	establishing and maintaining a separate bank account for the Joint Venture.

17.

During the term of the Joint Venture, the Manager will be the operator of the Project and shall manage and operate all work programs on the Projects. Subject to the requirements of British Columbia law, the directors and officers of the Manager and its servants, agents and independent contractors, will have the sole and exclusive right in respect of the Projects and the lands constituting the Projects, to:

	(a)	enter thereon;

	(b)	have exclusive and quiet possession thereof;

	(c)	do prospecting, exploration, development and/or other mining work thereon and thereunder pursuant to approved programs and budgets;

	(d)	bring upon and erect thereupon buildings, plant, machinery and equipment as the Manager may deem advisable; and

	(e)	remove therefrom and dispose of reasonable quantities of ores, mineral and metals, for purposes including but not limited to obtaining assays or making other tests.

18.

For greater certainty, the Manager shall have no express or implied duty to explore for any mineral or minerals on, in or under the Projects, or to produce any mineral or minerals from the Projects or to continue production if commenced.

Standard of Care

19.

The Manager shall exercise its powers and discharge its duties and conduct all operations in respect of the Projects honestly, in good faith and in what it reasonably believes to be in the best interests of the Joint Venture, and in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with applicable laws and with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Projects. The Manager shall not be liable to the Joint Venture or the Parties for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager’s wilful misconduct or gross negligence. The Manager shall not be in default of any of its duties if its inability or failure to perform results from the failure of the Parties to perform acts or to contribute amounts required of any of them by the Joint Venture Documents.

Resignation; Deemed Offer to Resign

20.

The Manager may resign upon not less than two (2) months’ prior notice to the Management Committee, in which case the Management Committee shall elect a successor Manager. The Manager shall be deemed to have resigned upon the occurrence of any event described in Section 21, and the Management Committee shall elect a successor Manager.

Deemed Events of Resignation

21.	The Manager will be deemed to have resigned on the occurrence of any of the following events:

	(a)	the aggregate Ownership Interest of the Party that appointed the Manager becomes less than fifty percent (50%);

	(b)	if the Manager is also an owner of an Ownership Interest, such Manager ceases to be or is deemed to have ceased to be an owner of an Ownership Interest;

(c)

in the event that the Parties have provided sufficient funding the to the Joint Venture for the performance of a material obligation imposed on the Manager under the Joint Venture Documents, and the Manager fails to perform such material obligation and such failure continues for a period of sixty (60) days after notice from any Party demanding performance;

(d)

the Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment of a judgment, decree or order for relief affecting its ability to serve as Manager or against a substantial part of its Ownership Interest (if it is also a Party) or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect; or

(e)

entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or against a substantial part of its Ownership Interest (if it is also a Party) or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under Sections 21(d) and (e), the appointment of a successor Manager will be deemed to pre-date the event causing a deemed resignation.

Operations of the Joint Venture Pursuant to Programs and Budgets

22.

Except as otherwise provided in the Joint Venture Documents, operations of the Joint Venture will be conducted, expenses will be incurred, and assets of the Joint Venture will be acquired only pursuant to adopted programs and budgets. Every program and budget adopted pursuant to the Joint Venture Documents will provide for accrual of reasonably anticipated environmental compliance expenses for all operations of the Joint Venture contemplated under the program and budget.

Presentation of Programs and Budgets

23.

Prior to the Investment Date, the Manager shall prepare all programs and budgets for the period from the Effective Date until the Investment Date, for such amounts as the Manager will determine from time to time in consultation with Amarc, and such programs and budgets shall be submitted to the Management Committee for review and consideration. All such proposed programs and budgets will be reviewed and adopted upon a majority vote of the Management Committee.

24.

Following the Investment Date, programs and budgets shall be prepared by the Manager for a period of one (1) year or any other period as approved by the Management Committee, and shall be submitted to the Management Committee for review and consideration; provided that all programs and budgets for the period up to the Option Date will be prepared by the Manager and provided to the Management Committee for consideration on or before May 31, 2013. All proposed programs and budgets will be reviewed and adopted upon a vote of the Management Committee. During the period of the current program and budget and at least sixty (60) days prior to its expiration, a proposed program and budget for the succeeding period will be prepared by the Manager and submitted to the Management Committee for approval and adoption.

25.

During the period following the expiry of an approved program and budget but before the approval of a new program and budget by the Management Committee, the Manager may, subject to the receipt of necessary funds pursuant to Section 26, continue operations and expenditure levels at equivalent levels to those set out in the expired program and budget until a new program and budget is approved.

26.

The Party with the greater Ownership Interest (or the party that is the Manager in the event that the Parties have equal Ownership Interests) on the date described in Section 25 may, at its sole discretion, elect to solely fund the continued operation and expenditures of the Manager at the levels described in Section 25 and, in the event that such Party makes such an election and funds such amounts, such funded amounts will accrue interest at the CIBC Prime Rate plus 5% from the date of advance of each such amount. In the event that necessary funds pursuant to this Section 26 have not been received, then, in the period following the expiry of an approved program and budget but before the approval of a new program and budget by the Management Committee, the Parties shall fund in proportion to their Ownership Interests, such maintenance costs that are determined by the Manager acting reasonably to be necessary in order to maintain, but not develop, the Projects.

27.

All programs and budgets will, if applicable, also make provisions for amounts funded pursuant to Section 26 and the Party that did not fund such amounts may elect at the same time as making its election in Section 29 to either refund to the other Party all such funded amounts, plus interest, or to have such amounts, together with interest, added to the other Party’s contribution to the Joint Venture for the purposes of any recalculation of the Parties’ Ownership Interests pursuant to Section 31.

Project Financing

28.

If the Management Committee approves the development of a mine on the Project and also decides to seek project financing for such mine, the Parties shall seek to obtain joint project financing for such mine; provided, however, that all fees, charges and costs (including attorneys’ and technical consultants’ fees) paid to the project financing lenders will be borne by the Parties in proportion to their Ownership Interests, except to the extent that such fees are capitalized as a part of the project financing. If the Parties are not successful in obtaining joint project financing for such mine, each Party shall, at its own cost, seek to obtain project financing for its proportion of the costs of the development of such mine.

Election to Participate

29.

Prior to the Option Date, Amarc shall contribute 100% of the cash requirements under all adopted programs and budgets , and all such contributions will be credited towards obligations of Amarc to fund Exploration Expenditures or make any payments pursuant to the Letter Agreement and Sections 24 to 31 inclusive, 34, 37, and 38 will not apply thereto.

30.

On and after the Option Date, by notice to the Manager within thirty (30) calendar days after the adoption of a program and budget, and notwithstanding the Management Committee vote concerning adoption of a program and budget, a Party may elect to participate in the approved program and budget: (i) in proportion to its respective Ownership Interest, (ii) in some lesser amount than in proportion to its respective Ownership Interest, or (iii) not at all. If a Party makes an election to contribute in some lesser amount than in proportion to its respective Ownership Interest, or not at all, such Party’s Ownership Interest will be diluted in accordance with Section 31 with dilution effective as of the first day of the period of the relevant program and budget. If a Party fails to so notify the Manager of the extent to which it elects to participate within the thirty (30) calendar day period specified above, the Party will be deemed to have elected not to contribute to such program and budget, and its Ownership Interest will be diluted in accordance with Section 31 with dilution effective as of the first day of the period of the relevant program and budget.

Recalculation of Ownership Interest

31.	If the Ownership Interest of a Party (the “Reduced Party”) is to be diluted, such Ownership Interest will be provisionally recalculated according to the following formula:

R =	X	x	100%
Y

Where:

R =	The recalculated Ownership Interest of the Reduced Party expressed as a percentage.

X =

The Reduced Party’s aggregate contributions to the Joint Venture immediately prior to the diluting date, as adjusted for the debits and credits in terms of the budget and the Reduced Party’s commitment to fund any contributions to the budget, if any.

Y =

All of the Parties’ aggregate contributions to the Joint Venture immediately prior to the diluting date, as adjusted for anticipated debits and credits based on the budget and all of the Parties’ contributions or defaults of contributions to the budget.

For the purpose of calculating ‘X’ and ‘Y’ above, Quartz’s initial contribution to the Joint Venture will be deemed to be equal to $3,000,000. For the purpose of calculating ‘X’ and ‘Y’ above, Amarc’s initial contribution to the Joint Venture will be deemed to be equal to $2,000,000; provided that in the event that Amarc exercises the Option, its initial contribution to the Joint Venture will be deemed to be $3,000,000.

The Ownership Interest of the other Party will be increased by the amount of the reduction in the Ownership Interest of the Reduced Party, and if the other Party elects not to fund the entire deficiency, the Manager shall adjust the program and budget to reflect the funds available. However, if the adjusted program and budget contemplates costs of less than 75% of those contemplated in the original program and budget, the adjusted program will be re-submitted to the Management Committee for approval and the procedures set out in Section 30 will be repeated.

32.

If the Ownership Interest of a Party is provisionally recalculated under Section 31, then within ninety (90) days of the conclusion of such program and budget or at any other time as the Manager may determine, acting reasonably, the Manager shall recalculate each Party’s Ownership Interest to reflect actual debits, credits and contributions made during that period. Each Party will retain all of its rights and all of its obligations including the right to participate in future programs and budgets in accordance with its final recalculated Ownership Interest.

Elimination of Minority Ownership Interest

33.

Upon the recalculated Ownership Interest of a Reduced Party (the “Withdrawing Party”) becoming less than ten percent (10%), such Withdrawing Party will be deemed to have withdrawn from the Joint Venture and shall relinquish its entire Ownership Interest free and clear of any encumbrances arising by, through or under the Withdrawing Party, except any such encumbrances to which the Parties have agreed. Such relinquished Ownership Interest will be deemed to have accrued automatically to the other Party (the “Remaining Party”), subject to a right on behalf of the Remaining Party to elect to assign all or a part of the relinquished Ownership Interest to an affiliate of the Remaining Party. The Remaining Party shall grant to the Withdrawing Party a two percent (2%) net smelter returns royalty (“NSR”) on the Projects effective as of the effective date of such resignation substantially in the from attached as Schedule C hereto. The Withdrawing Party will thereafter have no further right, title or interest in the Joint Venture, the Projects, or under the Joint Venture Documents. The Remaining Party will have the option to acquire one half (1/2) of the NSR in consideration for the payment to the Withdrawing Party of $1,000,000, and thereby reduce the NSR to 1%. The remaining one percent (1%) NSR will be subject to a cumulative aggregate total cap on net smelter return payments of $5,000,000, or may be purchased at any time by the Remaining Party for consideration of a payment to the Withdrawing Party of $5,000,000 at the sole discretion of the Remaining Party.

Cash Calls

34.

On the basis of each adopted program and budget, the Manager shall submit to the Parties each month or on such other intervals it may determine estimated cash requirements for the next month or other interval. Within fifteen (15) days after receipt of each such billing, each Party shall contribute its share of such cash requirements under Sections 29 or 30, or maintenance costs under Section 26, as applicable.

35.

In the event that Quartz is required to make any payments in cash or issue any shares pursuant to any of the agreements described in Section 1(i), Amarc will, within five (5) days of each such payment in cash or issuance of shares, reimburse Quartz in cash for:

	(a)	100% of the amount of the cash payment made and/or the value of the shares issued by Quartz, in the event that Quartz makes such payment or issues such shares prior to the Option Date; or

(b)

such proportion of the cash payment made and/or the value of the shares issued by Quartz, that is equal to Amarc’s Ownership Interest on the date Quartz made such payment in cash or issued such shares.

36.

For the purposes of Section 35, the value of any shares issued by Quartz shall be deemed to be the volume weighted average trading price of such shares on the stock exchange of Quartz’s primary listing for the ten (10) trading days immediately prior to the date of issuance. For greater certainty, the amount of any reimbursement by Amarc of Quartz under Section 35 shall be credited towards future obligations of Amarc to fund the Joint Venture (including funding contemplated under Sections 6(b) and 10 of the Letter Agreement), and the amount of any cash paid or value of any shares issued by Quartz which is not reimbursed by Amarc, shall be credited towards future obligations of Quartz to fund the Joint Venture.

Failure to Meet Cash Calls

37.

A Party that fails to meet cash calls in the amount and at the times specified in Section 34 will be in default, and the amount of the default will bear interest from the date due. Such interest will accrue to the benefit of and be payable to the non-defaulting Party, but will not be deemed to be amounts contributed by the defaulting Party in the event dilution occurs. If a defaulting Party has not met a cash call in full within sixty (60) days of the due date, the non-defaulting Party may elect that the Ownership Interest of the defaulting Party will be diluted in accordance with Section 31, with such dilution effective as of the date such cash call is due. In addition to any other rights and remedies available to it by law, the non- defaulting Party will have those other rights, remedies, and elections specified in the Joint Venture Documents.

Cover Payment

38.

If a Party defaults in making a cash call to be made in accordance with Section 34, the non-defaulting Party may, but will not be obligated to, advance some portion or all of the amount in default on behalf of the defaulting Party (a “Cover Payment”). Each and every Cover Payment will constitute a demand loan from the non-defaulting Party to the defaulting Party bearing interest at the CIBC Prime Rate plus 5% from the date of the advance. If more than one Cover Payment is made, the Cover Payments will be aggregated and the rights and remedies described in the Joint Venture Documents pertaining to an individual Cover Payment will apply to the aggregated Cover Payments. The failure to repay such loan upon demand will be a default under such loan.

Indemnification

39.

Quartz shall indemnify and hold harmless Amarc and its directors, officers, employees, advisors, consultants and agents from and against any and all liabilities, obligations, costs, charges or damages whatsoever resulting from any event or circumstance pertaining to the Projects that existed or arose prior to the Effective Date.

Dispute Resolution

40.

All disputes arising out of or in connection with the Joint Venture that have not been resolved by the Parties within twenty (20) days of both Parties being made aware of such dispute, will be referred to a committee of the independent directors of each Party and, if not resolved within ten (10) business days of such referral, then non-mining disputes will be referred to and finally resolved by arbitration under the International Commercial Arbitration Rules of Procedure of the British Columbia International Commercial Arbitration Centre. The appointing authority will be the British Columbia International Commercial Arbitration Centre. The case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its Rules, provided that in the case of a dispute with respect to the approval by the Management Committee of a Program and Budget as contemplated under Section 9above, then the dispute shall be settled by final offer arbitration whereby each party shall submit to the arbitrator(s) a single document not exceeding 50 pages in length (including exhibits and appendices) setting forth its proposed resolution, and in rendering its decision the arbitrator(s) shall accept one, but not more than one, of the Parties' proposed resolutions of the dispute. The place of arbitration will be Vancouver, British Columbia, Canada.

Mining disputes will, prior to being referred to arbitration, be referred to an expert to be settled in accordance with CIMVal and other official standards and guidelines developed by CIM. If either Party notifies the other that it does not accept such expert’s findings, such mining dispute will be referred to and finally resolved by arbitration as described in this Section 40.

Area of Interest

41.

In the event that a Party acquires, directly or through any of its controlled affiliates, agents or any of their representatives, other than from the other Party or its controlled affiliates or agents, any interest in any mining claims or other properties and mineral interests within a five kilometre radius of the outermost boundaries of the Projects, that acquiring Party shall offer the Joint Venture in writing the right to acquire such acquired interest in exchange for reimbursement of such acquiring Party’s direct and indirect acquisition costs. The other Party shall have 30 days after receipt of such offer from the acquiring Party to accept such offer and 90 days after receipt of such offer to reimburse the proportion of such costs that is equal to its Ownership Interest on the date of the offer.

Schedule C

NET SMELTER RETURNS ROYALTY

NET SMELTER RETURNS

1.	DEFINITION

1.01	"Net Smelter Returns" for purposes hereof are defined as follows:

(a)

where all or a portion of the ores or concentrates derived from the Projects are sold as ores or concentrates, the Net Smelter Returns shall be the gross amount received from the purchaser following sale thereof after deduction of: (i) of all smelter charges, penalties and other deductions; and (ii) all costs of transporting and insuring the ores or concentrates from the mine to the smelter or other place of final delivery; and

(b)

where all or a portion of the said ores or concentrates derived from the Projects are treated in a smelter and a portion of the metals recovered therefrom are delivered to, and sold by the Royalty- payor, the Net Smelter Returns shall be the gross amount received from the purchaser following sale of the metals so delivered, after deduction of (i) all smelter charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates from the mine to the smelter, and (iii) if applicable under the smelter contract, all costs of transporting and insuring the metals from the smelter to the place of final delivery by the purchaser.

Where any ores or concentrates are sold to, or treated in, a smelter owned or controlled by the Royalty-payor, the pricing for that sale or treatment will be established by the Royalty-payor on an arm's-length basis so as to be fairly competitive with pricing, net of transportation, insurance, treatment charges and other related costs, then available on world markets for product of like quantity and quality.

2.	PAYMENT OF NET SMELTER RETURNS

2.01	The Royalty-payor shall calculate the Net Smelter Returns and the sums to be disbursed to the Royalty-holder as at the end of each calendar quarter.

2.02	Royalty-payor shall, within 60 days of the end of each calendar quarter, as and when any Net Smelter Returns are available for distribution:

(a)	cause to be paid to the Royalty-holder that percentage of the Net Smelter Returns to which the Royalty-holder is entitled under the Agreement;

(b)	deliver to the Royalty-holder a statement indicating:

(i) the gross amounts received from the purchaser contemplated in subsection 1.01 of this Schedule B;

(ii)	the deductions therefrom in accordance with subsection 1.01 of this Schedule B;

(iii)	the amount of Net Smelter Returns remaining;

(iv)

the amount of those Net Smelter Returns to which the Royalty-holder is entitled; supported by such reasonable information as to the tonnage and grade of ores or concentrates shipped as will enable the Royalty-holder to verify the gross amount payable by the smelter or other purchaser; and

(v)	the allocation of the Net Smelter Return amongst all the Royalty-holders.

3.	ADJUSTMENTS AND VERIFICATION

3.01

Payment of any Net Smelter Returns by the Royalty-payor shall not prejudice the right of the Royalty-payor to adjust any statement supporting the payment; provided, however, that all statements presented to the Royalty-holder by the Royalty-payor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12-month period the Royalty- payor gives notice to the Royalty-holder claiming an adjustment to the statement which will be reflected in subsequent payment of Net Smelter Returns.

3.02	The Royalty-payor shall not adjust any statement in favour of itself more than 12 months following the end of the quarter to which the statement relates.

3.03

The Royalty-holder shall, upon 30 days' notice in advance to the Royalty-payor, have the right to request that the Royalty-payor have its independent external auditors provide their audit certificate for the statement or adjusted statement, as it may relate to the Agreement and the calculation of Net Smelter Returns.

3.04

The cost of the audit certificate shall be solely for the Royalty-holder's account unless the audit certificate discloses material error in the calculation of Net Smelter Returns, in which case the Royalty-payor shall reimburse the Royalty-holder the cost of the audit certificate. Without limiting the generality of the foregoing, a discrepancy of one percent in the calculation of Net Smelter Returns shall be deemed to be material.

4.	ROYALTY-PAYOR TO DETERMINE OPERATIONS

4.01

The Royalty-payor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Projects and may suspend operations and production on the Projects at any time it considers prudent or appropriate to do so. The Royalty-payor will owe the Royalty-holder no duty to explore, develop or mine the Projects, or to do so at any rate or in any manner other than that which the Royalty-payor may determine in its sole and unfettered discretion. The Royalty-payor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other products at sites located on or off the Projects, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Royalty-payor will not be liable for mineral values lost in processing under sound practices and procedures, and no royalty will be due on any such lost mineral values.

5.	COMMINGLING

5.01

Ores, concentrates and derivatives mined or retrieved from the Projects may be commingled with ores, concentrates or derivatives mined or retrieved from other properties. All determinations required for calculation of Net Smelter Returns, including without limitation the amount of the metals contained in or recovered from ores, solutions, concentrates or derivatives mined or retrieved from the Projects, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates or derivatives shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.

6.	TRADING ACTIVITIES

6.01

The Royalty-payor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible delivery of base or precious metals produced from the Projects. The parties acknowledge and agree that the Royalty-holder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

7.	RIGHT TO PURCHASE ROYALTY/ROYALTY CAP

7.01

The Royalty-payor shall have the right at any time to purchase up to one-half (50%) of the NSR in consideration of the payment to the Royalty-holder of $1 million and thereby reduce the NSR to 1% of Net Smelter Returns. The remaining 1% NSR will be subject to a cumulative aggregate total cap on Net Smelter Return payments of $5 million or may be purchased at any time by the Royalty-payor in consideration of payment to the Royalty-holder of $5 million, at the sole discretion of the Royalty-payor.